

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2012

Via E-mail
James Christie
Chief Executive Officer
Anglesea Enterprises, Inc.
13799 Park Blvd, Suite 147
Seminole, FL 33776

> **Re:**   **Anglesea Enterprises, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 24, 2012**
> **File No. 333-179147**

Dear Mr. Christie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1.   Please revise the paragraph that begins "The selling security holders named in this prospectus…" to include a clear statement that this offering constitutes your initial public offering.

Prospectus Summary, page 3

2.   Please revise the summary to prominently disclose that you are a development stage company with no revenues and net losses. Clarify the extent to which you have begun operations and revise your disclosure to distinguish clearly between the activities you have undertaken and those which you plan to undertake in the future. Please also disclose in this section that your accountants have issued a going concern opinion.

Recent Developments, page 3

3.   You state that you had 34 investors in the offering completed on June 30, 2011 "of which
        1 was accredited and 34 were non-accredited." Please clarify your disclosure regarding
        the number of purchasers in the June 30, 2011 offering. It appears that your reference to
        the accredited investor may be to the purchase made on February 8, 2011 by a founder.

Terms of the Offering, page 3

4.   Please revise your disclosure to clarify that the shares will be sold at a fixed price of
        $0.01 per share for the duration of the offering unless and until your common stock is
        quoted on the OTCBB.

Risk Factors, page 5

General

5.   It appears that you do not intend to register a class of securities under Section 12 of the
        Securities Exchange Act. As such, please include a risk factor that informs potential
        investors that you will not be a fully reporting company and will only comply with the
        limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how
        those reports vary from the reporting obligations imposed on fully reporting issuers.

6.   It appears reasonably likely that you will have less than 300 record shareholders at your
        next fiscal year end and at the conclusion of the offering. As such, it appears that there is
        a significant risk that your reporting obligations under Section 15(d) of the Securities
        Exchange Act will be suspended under that statutory section and that you will not be
        required to provide periodic reports following the Form 10-K that will be required for the
        fiscal year in which your registration statement becomes effective. Tell us what
        consideration you have given to providing a risk factor that addresses these circumstances
        and the resulting risks to potential investors.

7.   Please revise your risk factor disclosure throughout, as necessary, so that it clearly
        indicates that should you not be able to raise additional capital to develop your business,
        potential investors could lose their entire investment. In this regard, we note your
        statement in your prospectus summary that your common stock should not be purchased
        by investors who cannot afford the loss of their entire investment.

"We need to establish and maintain required disclosure controls and procedures and internal
controls over financial reporting…", page 6

8.   Please revise to clearly indicate that you will not be required to provide management's
        report on the effectiveness of your internal control over financial reporting until your
        second annual report and that you will be exempt from the auditor attestation

requirements concerning any such report so long as you are a smaller reporting company. In addition, you should clearly inform readers that you have not yet assessed the effectiveness of your disclosure controls and procedures or your internal control over financial reporting and describe in detail how this may affect your operations.

Selling Security Holders, page 11

9.   You indicate here that the number of shares for resale by the selling security holders listed in the table is 6,033,000, which is inconsistent with your cover page disclosure. Please revise as necessary.

10.   Please provide information responsive to Item 507 of Regulation S-K regarding the nature of any position, office or other material relationship which the selling security holder has had with you within the past three years or applicable period. You may wish to use footnote disclosure to provide this information.

Description of Business, page 14

General

11.   Please revise your business description to clarify the status of your business activities. It is unclear from your disclosure in this section the extent to which you have begun operations. For instance, we note several references to your plans to contract with industry professionals, to form strategic alliances, to purchase licensing agreements and the like. You also include statements that suggest you are currently offering the services listed on page 15 to clients. Please revise your disclosure throughout to distinguish clearly between any activities you have undertaken and those activities which you have yet to begin. To the extent possible, provide a timeline regarding future implementation.

12.   In your document, you describe your intended business as helping small businesses promote themselves online with custom designed websites. We note, however, that your own website www.angleseaenterpises.com does not appear to be operational even though you state that you have begun to market it. It appears that much of the information refers to a company called Net Now, described as one of the largest providers of cable services in the state. Please revise to provide clarifying disclosure that you have not yet developed your website or advise. Disclose, if true, that additional development work and funding may be required in order for you to complete your website.

13.   We note multiple references to third-party websites in your registration statement. Please refer to SEC Release No. 33-7856 regarding the implications of including third-party Internet addresses in your document.

The Market, page 16

14.   We note that you reference third-party source materials in support of the industry data
       included in your document. We note, by way of example, the survey conducted by the
       Pew Research Center and the March 2010 Forrester Research report. Please provide us
       with copies of any third-party reports referenced in your document. Such copies should
       be marked or highlighted to show the information from the report that is referenced in
       your document. You should also include cross-references to the page in your document
       where such information is cited. Finally, tell us whether any of these third-party reports
       were prepared for you in connection with the preparation of this registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 20

15.   Tell us the current status of the development of your business plan and your website and
       when you expect to be able to provide your intended services. Describe specific
       milestones that you expect to reach in this regard and provide quantitative disclosure
       regarding any anticipated material capital expenditures needed to complete each specific
       milestone. We note your statement that you hope to commence generating sales revenues
       from your new marketing sales programs within the next six months.

Liquidity and Capital Resources, page 21

16.   You state that at a minimum, you will need $45,000 to implement your business plan
       over the next twelve months. You go on to state, however, that to "fully implement"
       your business plan and accelerate your marketing and sales efforts, you anticipate future
       capital requirements to be approximately "an additional $55,000 in total over the next
       twelve months." Please clarify whether by this you mean that you will require a total of
       $100,000 over the next twelve months to fully implement your business plan. In
       addition, describe what efforts will be taken to "fully implement" your business plan and
       accelerate your marketing and sales efforts and explain how you arrived at the additional
       amount.

17.   Please clarify whether, in determining the amount needed to meet twelve months of
       operations, you have included all known costs such as the costs associated with meeting
       your obligations as a limited reporting company.

Directors, Executive Officers, Promoters and Control Persons, page 23

18.   We note the risk factor disclosure on page 6 indicating that Mr. Christie's other business
       affairs require him to devote substantial amounts of time to such affairs, which could
       negatively impact your ability to execute your business plan.   You also state that Mr.
       Christie currently devotes 50% of his time to your business. Please identify any other

businesses with which Mr. Christie is currently associated and to which he devotes his time. Describe the nature of the operations of any such businesses and disclose any potential conflicts that may result from Mr. Christie's involvement with other businesses.

Executive Compensation, page 24

19.   We note that you provide information in this section during the period from "inception (February 8, 2010) through December 11, 2011." It appears that the inception date is in error. In addition, the information in this section should be provided for the last completed fiscal year or September 30, 2011. Refer to Item 402(n) of Regulation S-K. Please revise accordingly or advise.

Security Ownership of Certain Beneficial Owners and Management, page 25

20.   We note that you have included the shares owned by Mr. Mass in the total number of shares owned by all executive officers and directors as a group. However, Mr. Mass is not included in your disclosure regarding your directors and executive officers. We also note that you included a second footnote to the table, though no footnote disclosure is provided. Please revise or advise.

Transactions with Related Persons, Promoters and Certain Control Persons, page 26

21.   You have not disclosed any transactions with related persons, promoters or control persons. However, we note that shares of your common stock were issued to your executive officers and directors Mr. Christie and Ms. Toups. Please disclose these transactions pursuant to Item 404(d) of Regulations S-K or advise.

22.   Please provide disclosure regarding "promoters" of your company, as defined in Rule 405 under the Securities Act of 1933. See Item 404(d)(2) of Regulation S-K. It appears that Mr. Christie and Ms. Toups should be identified as promoters in this regard.

Financial Statements

General

23.   Please file updated financial statements with your next amendment pursuant to Rule 8-08 of Regulation S-X.

Signatures, page 32

24.   Please revise the introductory paragraph under this heading so that it conforms to the current language of Form S-1.

25.   The registration statement must be signed by the principal financial officer or the person performing similar functions. Please indicate whether Mr. Christie is also signing the registration statement in this capacity or include the signature of the principal financial officer. See Instruction 2 under the Signatures section of Form S-1.

26.   Please revise your document so that the majority of the individuals serving as directors of your company have signed your document in that capacity. See Instruction 1 under the Signatures section of Form S-1. In this regard, we note that Ms. Toups' signature is not included.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jennifer Fugario, Staff Accontant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal,

Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
Lawrence Metelitsa, Esq.
Lucosky Brookman LLP